                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)


                               Pierce Leahy Corp.
                   -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -------------------------------------------
                         (Title of Class of Securities)

                                  720722 10 7
                             ------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ___ Rule 13d-1(b)
  ___ Rule 13d-1(c)
   X  Rule 13d-1(d)
  ---

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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-----------------------                                  ---------------------
 CUSIP NO. 720722 10 7                    13G              PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Leo W. Pierce, Sr.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          8,346,225
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             511,787

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          85,880
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      8,349,225
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      49.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
       IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages
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                                  SCHEDULE 13G

Item 1.

1(a).  Name of Issuer:  Pierce Leahy Corp.

1(b).  Address of Issuer's Principal Executive Offices:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

Item 2.

2(a).  Name of Person Filing:  Leo W. Pierce, Sr.

2(b).  Address of Principal Business Office:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

2(c).  Citizenship:  U.S.

2(d).  Title of Class of Securities:  Common Stock, $.01 par value

2(e).  CUSIP Number:  720722 10 7

Item 3.

          Not Applicable.

Item 4.   Ownership

          As of December 31, 1998, Leo W. Pierce, Sr. beneficially owned (as calculated in accordance with Rule 13d-3) 8,349,225 shares of Common Stock, representing 49.0% of the Common Stock then outstanding. Of such amount, 8,260,345 shares are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust") or pursuant to proxies issued in connection with the Voting Trust. Leo
W. Pierce, Sr. and J. Peter Pierce are the Trustees of the Voting Trust and, as such, each have shared power to vote the shares held in the Voting Trust or subject to such proxies. In the event that the two Trustees disagree as to how to vote the shares held subject to the Voting Trust or subject to the proxies, one-half of the shares subject to the Voting Trust and the proxies will be voted at the direction of each Trustee.

          The beneficial owners of interests in the Voting Trust or the shares subject to the proxies have the right to dispose of the shares as to which they have beneficial interests. Mr. Pierce has a direct beneficial interest in the 383,813 shares of Common Stock held in the Voting

                               Page 3 of 5 pages
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Trust and 3,000 shares owned directly by him which are not subject to the Voting
Trust, and, as such, has sole dispositive power with respect to 386,813 shares. Mr. Pierce also beneficially owns 124,974 shares as trustee of a trust and as such has sole dispositive power with respect to such shares. Mr. Pierce is also the Co-trustee of the Pierce Family Foundation (the "Foundation"), which owns 85,880 shares of Common Stock. In his capacity as Co-trustee, Mr. Pierce has shared voting and dispositive power with respect to such shares. Mr. Pierce disclaims beneficial ownership of all shares held by the Foundation.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Except with respect to the 383,813 shares of Common Stock held in the Voting Trust with respect to which Mr. Pierce has a direct beneficial interest, all of the other shares of Common Stock held in the Voting Trust are beneficially owned by other members of the Pierce family or Trusts for the benefit of members of the Pierce family. As such, the various beneficial owners of interests in the Voting Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. Of the shares held in the Voting Trust, the following individuals have the right to receive or direct the receipt of dividends from or the proceeds from the sale of the number of shares of Common Stock indicated:
J. Peter Pierce -- 1,357,005 shares; Leo W. Pierce, Jr. -- 1,171,251 shares; Michael J. Pierce -- 1,118,708 shares; Mary E. Pierce -- 1,391,953 shares; Barbara P. Quinn -- 1,066,858 shares; and Constance P. Buckley -- 1,096,167 shares. With respect to the 85,880 shares of Common Stock held by the Foundation, the Foundation has the right to receive the dividends from or the proceeds from the sale of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          Not Applicable.

                              Page  4 of 5 pages
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 1999
                                                  -----------------
                                                  Date


                                                 /s/ Leo W. Pierce, Sr.
                                                 ----------------------
                                                 Signature


                                              Leo W. Pierce, Sr.
                                        ---------------------------
                                               Name/Title


                               Page 5 of 5 pages